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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended September 30, 2002

Preem Holdings ab (publ)

(Translation of registrant's name into English)

Sandhamnsgatan 51
S-11590
STOCKHOLM, SWEDEN
(address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREEM HOLDINGS AB (PUBL)
Date: November 22, 2002	By:	/s/ PER HÖJGÅRD Per Höjgård Chief Financial Officer

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

Table of Contents

Page
Cautionary Statement Concerning Forward-Looking Statements	ii
Presentation of Certain Information	ii
Interim Consolidated income statements
for the three months ended September 30, 2001 and September 30, 2002	1
the nine months ended September 30, 2001 and September 30, 2002	2
Interim Consolidated balance sheets as of December 31, 2001 and September 30, 2002	3-4
Interim Consolidated statements of cash flow for the nine month periods ended September 30, 2001 and September 30, 2002	5
Notes to interim consolidated financial statements	6-9
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	10–18
Quantitative and Qualitative Disclosures About Market Risk	19–22

i

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Quarterly Report on Form 6-K contains forward-looking statements. The management of Preem Holdings AB (publ) (the "Company") has based these forward-looking statements on its current expectations and projections about future events. Although the Company's management believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. Important factors that could cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

  •
  volatility in refining margins and in market prices for crude oil and refined products;

  •
  unplanned shut-downs due to technical problems at the refineries;

  •
  the Company's future capital needs;

  •
  the Company's ability to hedge against currency, commodity and interest rate risks;

  •
  the Company's ability to comply with existing or newly implemented environmental regimes in the countries in which it operates;

  •
  the Company's liability for violations, known and unknown, under environmental laws;

  •
  the Company's ability to remediate contaminated sites within budgeted amounts;

  •
  possible adverse effects of the Company's anticipated growth through joint venture, acquisition or restructuring, including diversion of management resources, incurrence of additional debt, the terms and conditions of any joint venture, failure to integrate acquired businesses and the Company's liability for known and unknown liabilities of acquired businesses;

  •
  agreements or disagreements among members of OPEC; and

  •
  limitations on the Company's operational flexibility arising under agreements governing the Company's debt.

        All forward-looking statements attributable to the Company or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements. Because of the uncertainties associated with forward-looking statements, you should not place undue reliance on them. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF CERTAIN INFORMATION

        Solely for the convenience of the reader, the interim financial statements for all periods have been translated into U.S. Dollars ($) using the September 30, 2002 rate of $1.00 = SEK 9.28. On November 20, 2002, the exchange rate for the Krona against the U.S. Dollar was $1.00 = SEK 9.06, based on data provided by the Swedish Central Bank.

        We present our financial statements in Kronor. Unless otherwise indicated, all references in this report to "SEK ," "Krona" or "Kronor" are to the lawful currency of Sweden; all references to "$" or "Dollar" are to the lawful currency of the United States; and all references to "€" or "Euro" are to the single currency adopted by the member states of the European Union participating in the European Union's Economic and Monetary Union.

ii

Consolidated Income Statements (unaudited)

	Three months ended September 30,
	2001	2002
	SEK	SEK	$
	(in millions)
Revenues	11,575	9,739	1,049
Excise duties	(2,783)	(1,838)	(198)

Sales revenue	8,792	7,901	851
Cost of goods sold	(8,672)	(7,502)	(808)

Gross profit	120	399	43
Selling expenses	(229)	(234)	(25)
Administrative expenses	(82)	(94)	(10)
Other operating income	57	56	6

Operating income	(134)	127	14
Interest income	35	10	1
Interest expense	(159)	(127)	(14)
Other financial expenses, net	(173)	(20)	(2)

Loss before taxes	(431)	(10)	(1)
Income taxes	100	3	—
Minority interests	(3)	—	—

Net loss	(334)	(7)	(1)

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Consolidated Income Statements (unaudited)

	Nine months ended September 30,
	2001	0000	2002
	SEK	SEK	$
	(in millions)
Revenues	35,313	30,294	3,264
Excise duties	(7,318)	(6,506)	(701)

Sales revenue	27,995	23,788	2,563
Cost of goods sold	(26,656)	(22,674)	(2,443)

Gross profit	1,339	1,114	120
Selling expenses	(697)	(704)	(76)
Administrative expenses	(258)	(292)	(32)
Other operating income	206	182	20

Operating income	590	300	32
Interest income	61	34	4
Other financial income	—	23	2
Interest expense	(354)	(363)	(39)
Other financial expenses	(2)	(3)	—
Exchange-rate difference	(386)	187	20

Income before taxes	(91)	178	19
Income taxes	(16)	(58)	(6)
Minority interests	(4)	(4)	(1)

Net income	(111)	116	12

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Consolidated Balance Sheets (unaudited)

	December 31, 2001	September 30, 2002
	SEK	SEK	$
	(in millions)
ASSETS
Fixed assets
Intangible fixed assets
Goodwill	1,303	1,130	122

Total intangible assets	1,303	1,130	122
Tangible assets
Land and building	905	879	95
Plant and machinery	3,280	3,187	343
Capitalized turnaround cost, net	96	147	16
Equipment, tools fixtures and fittings	695	643	69
Construction in progress	339	744	80

Total tangible fixed assets	5,315	5,600	603
Financial assets
Participation in associated companies	190	5	1
Receivables from associated companies	38	—	—
Other securities held as fixed assets	2	2	—
Other long-term receivables	135	132	14

Total financial assets	365	139	15
Total fixed assets	6,983	6,869	740
Current assets
Inventories	3,751	3,288	354
Accounts receivable	3,219	2,632	284
Receivables from associated companies	133	—	—
Other receivables	267	248	27
Prepaid expenses and accrued income	110	220	23

Cash and cash equivalent	959	517	56
Total current assets	8,439	6,905	744

TOTAL ASSETS	15,422	13,774	1,484

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Consolidated Balance Sheets (unaudited)

	December 31, 2001	September 30, 2002
	SEK	SEK	$
	(in millions)
SHAREHOLDERS' EQUITY, PROVISIONS
AND LIABILITIES
Shareholders' equity
Restricted equity
Share capital	1	1	—
Restricted reserves	—	—	—

	1	1	—
Non-restricted equity
Profit brought forward	3,344	3,201	345
(Loss)/Profit for the year	(233)	116	12

Total shareholders' equity	3,112	3,317	357
Minority interests	134	8	1
Provisions
Pension provision	187	161	17
Deferred tax liability	109	196	21
Other provisions	53	53	6

Total provisions	349	410	44
Liabilities
Long-term liabilities
Shareholder loans	242	242	26
Bondloan	2,874	2,659	287
Liabilities to credit institutions	2,936	3,497	377
Bank overdraft facility	12	—	—

Total long-term liabilities	6,064	6,398	690

Current liabilities
Liabilities to credit institutions	560	232	25
Advanced payment from customers	150	181	19
Accounts payable	2,019	1,328	143
Liabilities to parent company	149	105	11
Liabilities to associated companies	3	1	—
Income tax payable	18	3	1
Other liabilities	2,091	1,258	136
Accrued expenses and prepaid income	773	532	57

Total current liabilities	5,763	3,640	392

TOTAL SHAREHOLDERS' EQUITY, PROVISION AND LIABILITIES	15,422	13,774	1,484

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Consolidated Statements of Cash Flow (unaudited)

	Nine month periods ended September 30,
	2001	2002
	SEK	SEK	$
	(in millions)
Income from operation
(Loss)/Income after financial items	(91)	178	19
Adjustments for non-cash items
Deprecation and amortization	599	605	65
Unrealized exchange losses/(gains)	342	(355)	(38)
Other adjustments for non-cash items	6	(13)	(1)
Taxes paid	(8)	(35)	(4)

Cash flow from operating activities before changes in working capital	848	380	41
Cash flow in working capital
Decrease (Increase) in inventories	409	399	43
Decrease (Increase) in current receivables	409	301	32
Increase (Decrease) in liabilities	(490)	(1,111)	(119)

Cash flow from operating activities	1,176	(31)	(3)
Investment activities
Investment in intangible fixed assets	(35)	(1)	—
Investment in tangible fixed assets	(404)	(719)	(78)
Sale of tangible fixed assets	24	1	—
Sale of subsidiary	—	(38)	(4)
Increase in financial fixed assets	(365)	(1)

Cash flow used in investment activities	(780)	(758)	(82)
Financing operation
New loans from credit institutions	3,831	819	88
Payment of loans from credit institutions	(814)	(475)	(51)
Payment of loans from parent company	(2,017)	—	—
Dividends paid	—	(2)	—
Group contributions received/(paid)	(1,000)	8	1

Cash flow from financing activities	0	350	38
Cash flow of the period	396	(439)	(47)
Liquid funds at the beginning of the period	370	959	103
Exchange-rate difference in cash and cash equivalents	45	(3)	—

Cash and cash equivalents at the end of the period	811	517	56
Supplementary disclosures
Cash flow interest
Interest received	61	30	3
Interest paid	(358)	(445)	(48)
Items included in cash and cash equivalents
Cash and bank balance	700	281	30
Short-term investments	111	236	26

Total Cash and cash equivalents	811	517	56

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Nine month period ended September 30, 2002

Note 1.    Basis of presentation

        Preem Holdings AB (publ) (the "Company") was originally established in 1980 as Swedoil AB and is registered with the Swedish Patent and Registration Office under the number 556206-9673. Swedoil AB was a subsidiary of Preem Petroleum AB that had been dormant since 1983. On March 1, 2001, its name was changed from Swedoil AB to Preem Holdings AB, through an amendment to its Articles of Association and its subsequent registration with the Swedish Patent and Registration Office. The purpose of this name change was to reflect accurately its status as a holding company and its position within the overall corporate structure with respect to Corral Petroleum Holdings AB, its parent company, and Preem Petroleum AB, its operating subsidiary. Also on March 1, 2001, the Company's status was changed from a private company to a public company, giving it the ability under Swedish law to raise capital through the issuance of securities. Corral Petroleum Holdings AB, a Swedish company, contributed all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB on March 19, 2001. Preem Holdings AB is wholly-owned by Corral Petroleum Holdings AB, which is wholly-owned by Moroncha Holdings Company Limited, which is wholly-owned by Mr. Mohammed Hussein Ali Al-Amoudi.

        Preem Holdings AB applies the Swedish Annual Account Act and complies with recommendations of the Swedish Accounting Standards Board and the Swedish Financial Accounting Standards Council.

        The accompanying Consolidated Financial Statements present the financial position, result of operations and cash flows of Preem Holdings AB and its consolidated subsidiaries. Preem Holdings AB's principal assets as of September 30, 2002 consist of all of the issued and outstanding shares of Preem Petroleum AB and an inter-company loan to Preem Petroleum AB. Preem Holdings AB's principal liability as of September 30, 2002 consists of €291 million aggregate principal amount of 10 5/8% senior secured notes, due 2011, of which Preem Holdings AB issued €250 million on April 10, 2001 and €55 million on July 20, 2001. As of September 30, 2002, the Company repurchased €14 million worth of its own notes on the open market. The accompanying consolidated financial statements present the financial position and results of operations of the Company and have been prepared in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from U.S. GAAP.

        On April 17, 2002, Preem Petroleum AB and Norsk Hydro AS signed a transaction structure agreement in which the parties agreed to combine the operations, assets and liabilities of Scanraff and Scancracker into a joint refining company with unified ownership shares and processing rights being held 75% by Preem and 25% by Norsk Hydro. Preem and Norsk Hydro have agreed to use Scanraff as such joint refining company by assigning all shares of Scancracker to Scanraff in return for the issuance of such number of shares in Scanraff as is required in order to meet the ownership ratio of 75% for Preem and 25% for Norsk Hydro. As a consequence of this new structure we have adopted the proportional method for group consolidation regarding Scanraff, meaning that 75% of the financial accounts for Scanraff is consolidated in Preem Petroleum and Preem Holdings.

        The interim financial information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year.

        There has been no material change in the Company's related party transactions since December 31, 2001 (for further information see item 7.2 in the Company's Form 20-F as of December 31, 2001). There has been no material change in the Company's contingent liabilities since December 31, 2001 (for further information see note 22 in the Company's Form 20-F as of December 31, 2001).

Note 2.    Sales revenue

	Nine months ended September 30,
	2001	2002
Supply and Refining	24,259	20,095
Swedish Market	7,748	7,175
International	1,407	1,569
Group eliminations	(5,419)	(5,051)

Total	27,995	23,788

Note 3.    Operating income

	Nine months ended September 30,
	2001	2002
Supply and Refining	591	899
Swedish Market	48	47
International	(45)	(19)
Other Non-allocated Income (expense), net	(4)	(627)

Total	590	300

Note 4.    Inventories

        The valuation of inventories has been carried out at the lower of the acquisition value and the actual value. The actual value for finished products is the net sales value, and for crude oil it is the replacement costs. At September 30, 2002, the actual value of inventories was SEK 253 million higher than the acquisition value. There is a general practice within the Swedish oil industry to lend and borrow products to/from other oil companies. The lending portion of inventory volume is included in the inventory value in an amount of SEK  9 million. Borrowed inventory volumes corresponds to an inventory value of SEK 113 million, which is not included in the inventory value.

	As of December 31, 2001	As of September 30, 2002
Raw materials and supplies	2,037	1,349
Finished products	1,714	1,939

Total	3,751	3,288

Note 5.    Shareholders' Equity

        The changes in Shareholders' equity in Preem Holdings AB and Subsidiaries for the period December 31, 2001 to September 30, 2002 are as follows:

	Share capital	Restricted reserves	Unrestricted reserves	Total shareholders equity
	(SEK in million)
Balance at December 31, 2001	1	—	3,111	3,112
Translation differences	—	—	5	5
Changes in group structure	—	—	84	84
Net income	—	—	116	116

Balance at September 30, 2002	1	—	3,316	3,317

Note 6.    Long-term Liabilities to Credit Institutions

Amortization plan

	2002	2003	2004	2005	2006	2007+
Bond loan						2,659
Loans	89	70	221	251	468	1,276
Capital lease obligation	3	14	24	30	33	1,018

Total	92	84	245	281	501	4,953

        The Company has as of September 30, 2002 debt of SEK 43 million secured by real estate mortgages and debt of SEK 464 million that is guaranteed by a financial institution.

Note 7.    Interim Segment Information

        Financial information by segment is as follows:

	Three months ending September 30,		Nine months ending September 30,
	2001	2002	2001	2002
	(in millions)
Sales revenue:
Supply and refining	7,454	6,506	24,259	20,095
Swedish market	2,534	2,397	7,748	7,175
International	523	582	1,407	1,569

Segment sales revenue	10,511	9,485	33,414	28,839
Intersegment sales revenue	(1,719)	(1,584)	(5,419)	(5,051)

Sales revenues	8,792	7,901	27,995	23,788
Segment operating profit:
Supply and refining	(67)	193	591	899
Swedish market	21	25	48	47
International	(10)	(12)	(45)	(19)

Segment operating profit	(56)	206	594	927
Other non-allocated income net(1)	(78)	(79)	(4)	(627)
Income from operations	(134)	127	590	300
Non-allocated items(2)	(297)	(137)	(681)	(122)

Income before income taxes	(431)	(10)	(91)	178

(1)
Other non-allocated income (expense) includes the corporate cost center, non-recurring items and exchange rate differences.

(2)
Non-allocated items consist of interest income and expenses, other financial income and expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HIGHLIGHTS OF THE FIRST NINE MONTHS OF 2002

Supply and Refining Division

        Crude oil prices have increased steadily from $19/bbl to $29/bbl during the first nine months of 2002. The rise in crude oil prices reflects primarily the tense political and economic situation in the world and the fact that OPEC has cut output substantially resulting in lower oil inventories in the OECD. Product prices have followed crude oil prices although not at the same pace, leading to depressed refining margins, especially in the first quarter of 2002. Towards the end of the third quarter OPEC increased production and refining margins have recovered to some extent as the increase in product prices outpaced the increase in crude oil prices. In September, a number of refineries in both Europe and in the U.S. were shut down for planned maintenance, resulting in a positive effect on the refining margins on the market.

        Operations at both Scanraff and Preemraff have been fairly stable although Scanraff was troubled by a couple of thunderstorms in July and August which caused a few production shut-downs. At Scanraff the new propylene plant went into operation in June. The planned maintenance turnaround at Scanraff during September and the first week in October, was carried out according to plan, notwithstanding some problems in connection with the start-up of the refinery. At Preemraff, throughput was reduced in periods with poor refining margins in the market but the refinery ran at full utilization in September.

        On April 17, 2002, Preem Petroleum AB ("Preem") and Norsk Hydro AS signed a transaction structure agreement in which the parties agreed to combine the operations, assets and liabilities of Scanraff and Scancracker into a joint refining company with unified ownership shares and processing rights being held 75% by Preem and 25% by Norsk Hydro. Preem and Norsk Hydro have agreed to use Scanraff as such joint refining company by assigning all shares of Scancracker to Scanraff in return for the issuance of such number of shares in Scanraff as is required in order to meet the ownership ratio of 75% for Preem and 25% for Norsk Hydro. As a consequence of this new structure, we have adopted the proportional method for group consolidation regarding Scanraff, meaning that 75% of the financial accounts for Scanraff is consolidated in Preem Petroleum and Preem Holdings.

        At its ordinary meeting held on May 22, 2002, Preem's board of directors approved an investment of SEK 2,500 million that will give Scanraff the capacity to produce sulphur-free petrol and diesel. The resolution pertains to Preem's 75% ownership in the Scanraff refinery. The investment is particularly important for Scanraff's competitive position in the market, its capacity to increase the volume of transportation fuel, and its ability to meet future environmental requirements. The primary objective of investment in Scanraff is to reduce the sulphur content to a level below 10 parts per million, and to reduce the content of aromatics, which are hydrocarbon compounds produced in the distillation process at our refineries, and regulated by environmental laws. The investment will also enable the Scanraff refinery to produce products in compliance with the European requirements that come into force in 2005. The Scanraff board has recently decided to postpone the start-up of the project to February 2003 in order to further EPC-contracting evaluation (engineering) and conduct a further study of the economics of the project in the light of the recent low refining margins. A precondition for the investment is that Scanraff must receive the necessary environmental permits. The Environmental Court has now given principal approval of the admissibility of the project and permission to start field construction work. The production of sulphur-free petrol and diesel implies a local increase of carbon dioxide emissions, but the global impact will be lower because the overall amount of emissions from consumers will be less.

        As of May 7, 2002, Preem has disposed of all its shares in Greenergy Fuels Ltd. Preem's shares in Greenergy Fuels Ltd. were purchased by Preem's former partner in Greenergy Fuels, Greenergy International Ltd., for a consideration of GBP1 million, which resulted in a gain of SEK 1 million for Preem.

        The following tables show the calculation of margins for the Scanraff (Preem's share) and Preemraff refineries.

	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
	(in Dollars/barrel)
Scanraff
Gross refining margin	$1.36	$2.26	$2.09	$1.64
Variable refining costs	(0.21)	(0.27)	(0.20)	(0.23)

Refining margin	1.15	1.99	1.89	1.41
Fixed operating costs	(0.70)	(0.78)	(0.59)	(0.60)

Net cash margin	0.45	1.21	1.30	0.81
Depreciation	(0.38)	(0.57)	(0.33)	(0.38)

Net refining margin	$0.07	$0.64	$0.97	$0.43

Total production (000 barrels)	11,208	8,823	39,526	37,066

Preemraff
Gross refining margin	$0.90	$0.79	$1.27	$0.67
Variable refining costs	(0.17)	(0.08)	(0.17)	(0.06)
Natural gas, refining fuel	(0.09)	(0.07)	(0.09)	(0.10)

Refining margin	0.64	0.64	1.01	0.51
Fixed operating costs	(0.54)	(0.69)	(0.43)	(0.56)

Net cash margin	0.10	(0.05)	0.58	(0.05)
Depreciation	(0.49)	(0.58)	(0.46)	(0.54)

Net refining margin	$(0.39)	$(0.63)	$0.12	(0.59)

Total production (000 barrels)	9,389	9,113	30,968	27,246

        Preem's Supply and Refining Division generated EBITDA of SEK 315 million in the third quarter of 2002 compared to SEK 53 million in the third quarter of 2001, and EBITDA of SEK 1,267 million in the first nine months of 2002 as compared to SEK 950 million in the first nine months of 2001.

Swedish Market Division

        Sales volumes in the Swedish Market Division have developed well despite the warm weather in Sweden in the first nine moths of 2002. The division is continuing to gain market shares in all major product lines. As an example, the market share for diesel has increased approximately 1% (from 30% to 31%) during the first nine months of 2002, compared to the same period last year.

        As for the Home Heating segment, the decrease in consumption over the quarter has been notable and the structural conversion of home heating systems continues. Higher prices for electricity and the approaching winter season will hopefully weaken this trend somewhat.

        In the Business-to-Business segment, we have put emphasis on a campaign directed at farmers, which was launched in an effort to offset the loss of our contract with the farmer's oil distributing company.

        The Station and Consumer segment has focused upon market activities to bankcard holders and Eurocard holders. These activities have generated more than 1,000 applications per week during July and August. Sales volumes have increased by 8% for the first nine month of 2002 compared to the first nine months of 2001.

        The Swedish Market Division generated EBITDA of SEK 64 million in the third quarter of 2002 compared to SEK 59 million in the third quarter of 2001. The division generated EBITDA of SEK 163 million in the first nine months of 2002 as compared to SEK 162 million in the first nine months of 2001.

International Market Division

        The business in Poland has been positively influenced by increased volumes and margins while the sales of heating oil in Norway has decreased due to the mild winter.

        On October 15, 2002, Preem Petroleum AB and Statoil signed an agreement concerning the sale of Preem's subsidiary company in Poland, Preem Polska. The sale of the Polish operations follows the decision by Preem Petroleum AB to concentrate further investments on refining and to strengthen its activities in Sweden. The sale and acquisition is conditional on approval by the Polish authorities.

        The International Division generated a negative EBITDA of SEK 6 million in the third quarter of 2002 compared to negative EBITDA of SEK 14 million in the second quarter of 2001. The division generated EBITDA of SEK 1 million in the first nine months of 2002 as compared to negative EBITDA of SEK 28 million in the first nine months of 2001.

Corporate Cost Center

        We book losses or gains in foreign exchange in operating activities separately as "corporate costs" so that we can present a fair and accurate result of the operating activities of each of our divisions. The "corporate cost center" generated negative EBITDA of SEK 44 million in the third quarter of 2002 compared to a negative EBITDA of SEK 39 million in the third quarter 2001. The "corporate cost center" generated negative EBITDA of SEK 525 million in the first nine months of 2002 compared to positive EBITDA of SEK 111 million in the first nine months of 2001. The decrease resulted primarily from an increase in foreign exchange losses made on our inventory, which is priced in Dollars.

Purchase of Senior Secured Notes

        On May 22, 2002, our board of directors approved the purchase of a portion of our outstanding senior secured notes, which we issued last year. We purchased a total amount of €14 million of our notes. We intend to use the potential proceeds of any future sale of such notes to offset the interest expense associated with our outstanding senior secured notes. Pursuant to the indenture governing our senior secured notes, so long as we hold our notes, which we purchased on the open market, such notes shall remain outstanding for purposes of any payments, including principal and interest; however, such notes are considered treasury notes preventing us from voting on matters requiring direction, waiver or consent of all of the noteholders. We may decide to purchase more of our senior secured notes in the open market in the future.

  Results of operations

        The following table shows the sales revenues and operating income for the three divisions discussed above:

	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
	(in millions)
Sales Revenue:
Supply & Refining	7,454	6,506	24,259	20,095
Swedish Market	2,534	2,397	7,748	7,175
International Market	523	582	1,407	1,569

Total Sales Revenue	8,792	7,901	27,995	23,788

Operating Income (loss):
Supply & Refining	(67)	193	591	899
Swedish Market	21	25	48	47
International Market	(10)	(12)	(45)	(19)
Other non-allocated income (expense)	(78)	(79)	(4)	(627)

Total Operating Income	(134)	127	590	300

Consolidated Statement of Operations:

	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
	(in millions)
Revenues	11,575	9,739	35,313	30,294
Excise duties	(2,783)	(1,838)	(7,318)	(6,506)

Sales revenue	8,792	7,901	27,995	23,788

Costs of goods sold	(8,672)	(7,502)	(26,656)	(22,674)
Gross profit	120	399	1,339	1,114
Selling and administrative expenses	(311)	(328)	(955)	(996)
Other operating income	57	56	206	182

Operating income	(134)	127	590	300
Financial expense, net	(297)	(137)	(681)	(122)

Income before taxes	(431)	(10)	(91)	178
Income taxes	100	3	(16)	(58)
Minority interests	(3)	—	(4)	(4)

Net income	(334)	(7)	(111)	116

Three months ended September 30, 2002 compared to three months ended September 30, 2001

        Revenues.    Our revenues for the three months ended September 30, 2002 were SEK 9,739 million, a decrease of SEK 1,836 million, or approximately 16%, from SEK 11,575 million for the three months ended September 30, 2001. The overall decrease in revenues was attributable to the sale of our holdings in Greenergy Fuels Ltd., and to the weakening of the Dollar versus the Krona. The Dollar decreased by approximately 11% against the Krona compared to the same period last year. Because our sales are made principally in Dollars, a weaker Dollar, when translated into Kronor, will result in a decrease in revenues if all other factors remain constant over time.

        Sales revenue.    Sales revenue for the three months ended September 30, 2002 was SEK 7,901million, a decrease of SEK 891 million, or approximately 10%, from SEK 8,792 million for the three months ended September 30, 2001, primarily as a result of, and in the same proportions as, the factors discussed above.

        Cost of goods sold.    Cost of goods sold for the three months ended September 30, 2002 was SEK 7,502 million, a decrease of SEK 1,170 million, or approximately 13%, from SEK 8,672 million for the three months ended September 30, 2001. The decrease was primarily attributable to the sale of our holdings in Greenergy Fuels Ltd. and to the weakening of the Dollar versus the Krona.

        Gross profit.    Gross profit for the three months ended September 30, 2002 was SEK 399 million, an increase of SEK 279 million, or approximately 233%, from SEK 120 million for the three months ended September 30, 2001. This increase was primarily a result of higher price gains (in Dollars) on our inventory and higher sales margins due to higher refining margins.

        Selling and administrative expenses.    Selling expenses for the three months ended September 30, 2002 were SEK 234 million, an increase of SEK 5 million, or approximately 2%, from SEK 229 million for the three months ended September 30, 2001. The increase in selling expenses is attributable to reserves for bad debts in our Polish operations. Administrative expenses for the three months ended June 30, 2002 were SEK 94 million, an increase of SEK 12 million, or approximately 15%, from SEK 82 million for the three months ended September 30, 2001. The increase is a largely a result of higher costs for technical and advisory services provided by Capital Trust SA, and to an increase in pension expenses.

        Other operating income.    Other operating income for the three months ended September 30, 2002 was SEK 56 million, a decrease of SEK 1 million, or approximately 2%, from SEK 57 million for the three months ended September 30, 2001. The decrease is attributable to the change in the method for Group consolidation concerning Scanraff resulting from the transaction structure agreement signed in April 2002. The former consolidation method included Scanraff at 100% and the new method (the proportional method) includes Scanraff at 75% (the other 25% of Scanraff is owned by Norsk Hydro). This decrease is almost entirely offset by increased sales of storage certificates to other oil companies for their EU-imposed compulsory storage obligations.

        Operating income (loss).    Operating income for the three months ended September 30, 2002 was SEK 127 million, an increase of SEK 261 million, from SEK (134) million for the three months ended September 30, 2001. This increase was primarily a result of higher price gains (in Dollars) on our inventory and higher margins and sales volumes. The operating income of our Supply and Refining Division was SEK 193 million for the three months ended September 30, 2002, an increase of SEK 260 million from an operating loss of SEK (67) million for the three months ended September 30, 2001. This increase in operating income was in particular attributable to price gains on our oil inventory, higher refining margins and to an increase in sales volumes. Our Swedish Market Division generated an operating income of SEK 25 million for the three months ended September 30, 2002, an increase of SEK 4 million, or approximately 19%, from an operating income of SEK 21 million for the three months ended September 30, 2001. The increase in the Swedish Market Division's operating income was to a large extent attributable to reduced costs in connection with the implementation of our centralized call center, the "Preem Center", which was completed during the first quarter of 2002. The operating loss of our International Division was SEK 12 million for the three months ended September 30, 2002, an increased loss of SEK 2 million, or approximately 20%, from an operating loss of SEK 10 million for the three months ended September 30, 2001.

        Financial expense, net.    Financial expense, net, for the three months ended September 30, 2002 was SEK 137 million, a decrease of SEK 160 million from SEK 297 million for the three months ended September 30, 2001. The principal component of this decrease was the decrease in foreign exchange losses on the notes of SEK 153 million.

Nine months ended September 30, 2002 compared to nine months ended September 30, 2001

        Revenues.    Our revenues for the nine months ended September 30, 2002 were SEK 30,294 million, a decrease of SEK 5,019 million, or approximately 14%, from SEK 35,313 million for the nine months ended September 30, 2001. This decrease is attributable to the decrease in market prices for refined products and to a decrease in revenues due to the sale of our holdings in Greenergy Fuels Ltd..

        Sales revenue.    Sales revenue for the nine months ended September 30, 2002 was SEK 23,788 million, a decrease of SEK 4,207 million, or approximately 15%, from SEK 27,995 million for the nine months ended September 30, 2001, primarily as a result of, and in the same proportions as, the factors discussed above.

        Cost of goods sold.    Cost of goods sold for the nine months ended September 30, 2002 was SEK 22,674 million, a decrease of SEK 3,982 million, or approximately 15%, from SEK 26,656 million for the nine months ended September 30, 2001. The decrease was primarily attributable to lower market prices for crude oil and to the sale of our holdings in Greenergy Fuels Ltd.

        Gross profit.    Gross profit for the nine months ended September 30, 2002 was SEK 1,114 million, a decrease of SEK 225 million, or approximately 17%, from SEK 1,339 million for the nine months ended September 30, 2001. Price gains (in Dollars) on our inventory was more than offset by currency losses on our inventory and to lower sales margins due to the decrease in gross refining margins. Throughput has been reduced in periods with poor refining margins on the market.

        Selling and administrative expenses.    Selling expenses for the nine months ended September 30, 2002 were SEK 704 million, an increase of SEK 7 million, or approximately 1%, from SEK 697 million for the nine months ended September 30, 2001. Higher costs in our Station and Consumer segment for sales personnel, depreciation and maintenance were to a large extent offset by lower costs for sales operations in Sweden and by savings in the sales organization in Poland. Administrative expenses for the six months ended September 30, 2002 were SEK 292 million, an increase of SEK 34 million, or approximately 13%, from SEK 258 million for the six months ended September 30, 2001. The increase is a primarily attributable to the increase in costs for technical and advisory services provided by Capital Trust SA, and to an increase in pension expenses.

        Other operating income.    Other operating income for the nine months ended September 30, 2002 was SEK 182 million, a decrease of SEK 24 million, or approximately 12%, from SEK 206 million for the nine months ended September 30, 2001. SEK 11 million of the decrease is attributable to the change in the method for Group consolidation concerning Scanraff. The former consolidation method included Scanraff at 100% and the new method includes Scanraff at 75% (the other 25% of Scanraff is owned by Norsk Hydro). SEK 6 million of the decrease in other operating income is a result of a decrease in the sale of storage certificates and SEK 3 million of the decrease is attributable to lower sales of waste heat sold by our Preemraff refinery to the City of Gothenburg.

        Operating income (loss).    Operating income for the nine months ended September 30, 2002 was SEK 300 million, a decrease of SEK 290 million, or approximately 49%, from SEK 590 million for the nine months ended September 30, 2001. Price gains (in Dollars) on our inventory was more than offset by foreign exchange losses on our inventory, accounted for under the corporate cost center, and lower sales margins due to the decrease in gross refining margins. The operating income of our Supply and Refining Division was SEK 899 million for the nine months ended September 30, 2002, an increase of

SEK 308 million from SEK 591 million for the nine months ended September 30, 2001. This increase in operating income is largely attributable to price gains on our oil inventory due to higher increase in market prices for refined products compared to the same period in the previous year. Crude oil prices rose by approximately $10/bbl from January 1, 2002 to September 30, 2002, compared to a fall of approximately $1/bbl during the same period last year. Our Swedish Market Division generated an operating income of SEK 47 million for the nine months ended September 30, 2001, a decrease of SEK 1 million, or approximately 2%, compared to an operating income of SEK 48 million for the nine months ended September 30, 2001. The operating loss of our International Division was SEK 19 million for the nine months ended September 30, 2002, a reduced loss of SEK 26 million, from an operating loss of SEK 45 million for the nine months ended September 30, 2001. The reduced operating loss was primarily attributable to higher volumes and margins in the Polish market. As stated above, the overall increase in operating income for these three divisions for the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001 was more than offset by an decrease of SEK 623 million in other non-allocated income. This decrease in other non-allocated income resulted primarily from an increase in foreign exchange losses made on our inventory, which is priced in Dollars.

        Financial expense, net.    Financial expense, net, for the nine months ended September 30, 2002 was SEK 122 million, a decrease of SEK 559 million from a financial expense, net, of SEK 681 million for the nine months ended September 30, 2001. The principal components of this decrease were the decrease in foreign exchange losses on the notes of SEK 273 million and a decrease in foreign exchange losses on Dollar-denominated loans of SEK 322 million.

Liquidity and Capital Resources

Overview

        Our primary sources of liquidity are internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash or short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. For the nine months ended September 30, 2002, EBITDA was SEK 905 million, compared to SEK 1,195 million for the nine months ended September 30, 2001. We believe the cash flow from operating activities, bank borrowings and other available sources of funds, will be adequate to enable us to make required payments on our debt and to fund anticipated expenditures and working capital requirements for the foreseeable future.

Cash Flow

        Cash flow from operating activities before changes in working capital was SEK 380 million for the nine-month period ended September 30, 2002 a decrease of SEK 468 million from SEK 848 million for the nine-month period ended September 30, 2001. This decrease is primarily a result of an increase in unrealized exchange gains. However, we believe that a more informative description of our underlying cash generation capability is to include changes in working capital, which are primarily driven by differences between product prices and volumes at period end. Cash flow from operating activities before changes in working capital is not a GAAP-based measure of liquidity or financial performance and should not be considered as a substitute for operating earnings, net income, or other statements of operations data computed in accordance with Swedish GAAP or U.S. GAAP. Funds depicted by this measure may not be available for management's discretionary use.

        Cash flow from operating activities was SEK (31) million for the nine-month period ended September 30, 2002, a decrease of SEK 1,207 million from SEK 1,176 million for the nine-month period ended September 30, 2001. This decrease is primarily a result of the factors discussed above and a larger decrease in operating liabilities.

        In Sweden, we collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them on a monthly basis to the Swedish government. Excise duties were SEK 6,506 million for the nine-month period ended September 30, 2002 compared to SEK 7,318 million for the nine-month period ended September 30, 2001. The delay between the time we collect these funds and the time we are required to remit them to the government enables us to use the cash to finance a significant portion of our working capital needs.

        Cash flow used in investing activities was SEK 758 million for the nine-month period ended September 30, 2002 compared to SEK 780 million recorded for the nine-month period ended September 30, 2001. This increased use of cash flow in investing activities is the result of ordinary, variable investments related to maintenance of the two refineries and day-to-day investments made during the course of the period.

        Cash flow from financing activities was SEK 350 million for the nine-month period ended September 30, 2002 compared to no cash flow from financing activities for the nine-month period ended September 30, 2001.

Credit Arrangements, Shareholder Investment and Intercreditor Arrangements

        As of September 30, 2002, we had total debt of SEK 6,388 million and an additional SEK 2,191 million of available unused commitments. Our long-term debt (excluding long-term bank overdraft facilities and shareholder loans) amounted to SEK 6,084 million as of September 30, 2002, the current portion of which was SEK 155 million. We also had drawings under short-term debt of SEK 232 million. These loans and facilities are provided by various international banks. Our long-term debt as of September 30, 2002 included SEK 1,122 million incurred to finance the desulphurization plant at Preemraff that became operational in 1997. This plant was financed through a sale and leaseback financing that runs through the year 2023. As of September 30, 2002, our indebtedness bore interest at a weighted average rate per year of 7.1%.

Subsequent events

        On October 15, 2002, Preem Petroleum AB and Statoil signed an agreement concerning the sale of Preem's subsidiary company in Poland, Preem Polska. The sale of the Polish operations follows the decision by Preem Petroleum AB to concentrate further investments on refining and to strengthen its activities in Sweden. The sale and acquisition is conditional on approval by the Polish authorities.

        The parties have agreed not to disclose the consideration of the transaction, but the sale of the business will result in a negative effect for Preem Holdings Group of approximately SEK 40 million that will affect the group results for the fourth quarter 2002. Preem Polska has been financed by inter-company loans from Preem Petroleum AB and this means that an amount of approximately SEK 190 million will be repaid to Preem Petroleum AB and thereby strengthening Preem Petroleum's cash position.

        In December 1997, we entered into a sale and leaseback transaction pursuant to which Preem was holding a 25-year lease on the desulphurization plant at Preemraff. In accordance with the agreement the investor in this transaction has now called upon his optional right to put the transaction back to Preem during the fourth quarter 2002.

Critical Accounting Policies

        Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). The principle differences between Swedish GAAP and U.S. GAAP are further discussed in note 25 in our Form 20-F for the financial year ended December 31, 2001.

        The preparation of our consolidated financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The following accounting principles applied by us that are deemed to be critical are discussed below:

        Impairment of long-lived assets—We review long-lived assets used in our business on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair value if the decline is deemed to be permanent. We estimate fair value based on independent appraisals and projected cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

        Capitalized Turnaround Costs—We record the cost of major scheduled refinery maintenance ("turnarounds"), catalysts used in refinery process units as deferred charges. We amortize these deferred charges over the expected periods of benefit, generally ranging from two to four years. The American Institute of Certified Public Accountants has issued an Exposure Draft for a Proposed Statement of Position, "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment," which would require major maintenance activities to be expensed as costs are incurred. If this proposed Statement of Position is adopted in its current form, we will be required to write off the balance of our deferred maintenance costs, which totaled SEK 147 million at September 30, 2002 and expense future costs as incurred.

        Inventory—Our inventories are stated at the lower of cost or market. We use the FIFO ("first in, first out") method to determine the cost of our crude oil and refined product inventories. The carrying value of these inventories is sensitive to volatile market prices. If the market value of these inventories had been $1 per barrel lower at September 30, 2002, we would have been required to write down the value of our inventories by SEK 103 million. If refined product prices decline from the value at the end of a period, then we may be required to write down the value of our inventories in future periods.

        Contingencies—We account for contingencies in accordance with SFA No. 5, "Accounting for Contingencies." SFAS No. 5 requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires us to use our judgment. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over- or understated.

Quantitative and Qualitative Disclosures About Market Risk

        Our primary market risk exposures are commodity price risk, foreign currency risk and interest rate risk.

  Commodity Price Risk

        Changes in the price of commodities, such as crude oil, can affect our cost of goods sold and the price of our refined products. Commodity price changes can trigger a price effect on inventory, which can affect our revenues, gross profit and operating income. Our inventory management strategies include the purchase and sale of exchange-traded, oil-related futures and options with a duration of twelve months or less. To a lesser extent, we also use oil swap agreements similar to those traded on international exchanges such as the International Petroleum Exchange, including crack spreads and crude oil options that, because they contain certain terms, such as point of delivery, customized to the market in which we sell, are better suited to hedge against the specific price movements in our markets. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. We hedge amounts of crude oil and refined products above and below optimal inventory levels, which represent the volumes in stock and in transit within our system. These strategies are designed to minimize, on a short-term basis, our exposure to the risk of fluctuations in crude oil prices and refined product margins. This hedging activity is closely managed and subject to internally established risk standards. The results of these hedging activities are recognized in our financial statements as adjustments to the refining costs of sales and inventory costs. We do not engage in speculative derivatives transactions.

        Fluctuations in the crude oil price have been significant over the last three years. The three-year low of the monthly average dated Brent crude oil price (free on board, Rotterdam) during this period was $18.68/barrel in December 2001, while the three-year high was $32.77/barrel in September 2000. Monthly average prices decreased by as much as $7.48/barrel from November to December 2000 and increased by as much $4.97/barrel between April and May 2000.

        Our revenues and cash flows, as well as estimates of future cash flows are sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in significant changes in the operating margin from refining operations. Energy prices also determine the carrying value of our inventory.

        We enter into commodity derivative contracts from time to time, to manage our price exposure to our inventory positions and our purchases of foreign crude oil in the refining process, and to fix margins on certain future production. The commodity derivative contracts may take the form of futures contracts, collars or price swaps and are entered into with reputable counter-parties. Gains and losses on futures contracts, realized and unrealized, are recognized in cost of goods sold at the time the contract is bought or sold (marked to market).

  •
  Hedging Activities: At September 30, 2002, we had a long position in derivative contracts of Brent crude oil and oil products of 130,000 m3. The unrealised profit at the quarter-end was SEK 95 million ($10.2 million).

  •
  Trading Activities: At September 30, 2002, the following commodity derivative contract was not treated as a hedge: a short position on trading of 74,000 m3. The unrealised profit at the quarter-end was SEK 8 million ($0.9million).

        During the third quarter 2002, the present hedge market for refining margins offered an opportunity for Preem Petroleum AB to secure a cash flow during year 2003 and 2004 (a period of significant capital expenditures) by locking in a refining margin at approximately $2.0-$2.2 per barrel. At its ordinary meeting held on August 28, 2002, Preem's board of directors authorised the management to secure a production of approximately 50 million barrels of per year 2003 and 2004 respectively. At the end of September 2002, approximately 3.6 million barrels were secured for 2003 and approximately 6.0 million barrels were secured for year 2004. The unrealised results of these hedges are treated as off balance items and subsequently not accounted for in the result for September 2002.

Foreign Currency Risk

        We publish our financial statements in Kronor. However, our crude oil purchases are primarily denominated in Dollars, our revenues are denominated in both Dollars and Kronor, a portion of our indebtedness is denominated in Dollars, a portion of our indebtedness is denominated in Kronor and a portion of our indebtedness comprising the senior secured notes is denominated in Euros. Consequently, fluctuations in the Dollar-Krona and Euro-Krona exchange rates can affect our financial results. We incur substantial amounts of our borrowings in Dollars to hedge our expenses to inventories, which are also priced in Dollars. We primarily use forward exchange contracts and, to a lesser extent, currency options and currency swaps to manage our foreign currency risk.

        In the nine-month period ended September 30, 2002, we estimate that we received 72% of our revenues in Dollars and 28% in Kronor and that we incurred 81% of our costs and expenses in Dollars and 19% in Kronor. In the nine-month period ended September 30, 2001, we estimate that we received 64% of our revenues in Dollars and 36% in Kronor and that we incurred 76% of our costs and expenses in Dollars and 24% in Kronor. As of September 30, 2002, our Krona-denominated fixed-rate indebtedness totaled SEK 535 million and our Krona-denominated variable-rate indebtedness totaled SEK 1,755 million. As of September 30, 2002, our Dollar-denominated fixed-rate indebtedness totaled $105 million and our Dollar-denominated variable-rate indebtedness totaled $25 million. As of September 30, 2002, our Euro-denominated fixed-rate indebtedness totaled €291 million.

        The table below presents, as of September 30, 2002 and December 31, 2001, a summary of our financial instruments by functional currency and expected maturity dates, which are derived from the Preem Petroleum AB and from the Preem Holdings AB consolidated financial statements.

	2001	2002	2003	2004	2005	2006	2007+	Total Value	Percentage of Total Long- Term Debt(1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	SEK		SEK
	(in millions, except percentages)
Krona-denominated indebtedness as of June 30, 2002:
Fixed rate debt—amount due							535	535	9%	535
Variable rate debt—amount due		92	84	245	49	37	1,248	1,755	28%	1,755
Dollar-denominated indebtedness as of June 30, 2002:
Fixed rate debt—amount due						464	511	975	16%	975
Variable rate debt—amount due					232			232	4%	232
Euro-denominated indebtedness as of June 30, 2002:
Fixed rate debt—amount due							2,659	2,659	43%	2,659
Krona-denominated indebtedness as of December 31, 2001:
Fixed rate debt—amount due		—	—	—	—	—	64	64	1%	64
Variable rate debt—amount due		16	60	179	33	165	1,047	1,500	26%	1,500
Dollar-denominated indebtedness as of December 31, 2001:
Fixed rate debt—amount due		—	—	—	—	534	—	534	9%	534
Variable rate debt—amount due				586	267	—	—	853	15%	853
Euro-denominated indebtedness as of December 31, 2001:
Fixed rate debt—amount due		—	—	—	—	—	2,874	2,874	49%	2,874

(1)
Includes current portion.

        Preem Holdings AB and its subsidiaries had, as of September 30, 2002, cash and cash equivalents in foreign currencies amounting to SEK 357 million of which the equivalent of SEK 280 million were denominated in Dollars, the equivalent of SEK 48 million were denominated in Euro and the equivalent of SEK 29 million were denominated in other European currencies.

Interest Rate Risk

        In the normal course of our business, we hold various financial instruments that expose us to the risk of loss arising from changes in the market interest rates. We use interest rate swaps to manage our interest rate risk, but did not have any open position at either September 30, 2002 or December 31, 2001. As of September 30, 2002, SEK 4,169 million of our indebtedness required payment at fixed rates and SEK 1,987 million required payment at variable rates. As of December 31, 2001, SEK 598 million of our indebtedness required payment at fixed rates and SEK 2,353 million required payment at variable rates.

        The table below presents, as of June 30, 2002 and December 31, 2001, principal cash flows and related weighted average interest rates by expected maturity dates.

	2001	2002	2003	2004	2005	2006	Thereafter	Total Value	Percentage of Total Long- Term Debt(1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	SEK		SEK
	(in millions, except percentages)
As of June 30, 2002:
Fixed rate debt—amount due		—	—	—	—	464	3,705	4,169	68%	4,169
Weighted average interest rate		—	—	—	—	5.6%	9.3%	8.9%	—	—
Variable rate debt—amount due		92	84	245	281	37	1,248	1,987	32%	1,987
Weighted average interest rate		4.8%	4.9%	4.8%	2.7%	4.1%	4.6%	4.4%	—	—
As of December 31, 2001:
Fixed rate debt—amount due		—	—	—	—	534	2,938	3,472	60%	3,472
Weighted average interest rate		—	—	—	—	5.6%	10.5%	9.7%	—	—
Variable rate debt—amount due		16	60	765	300	165	1,047	2,353	40%	2,353
Weighted average interest rate		4.4%	4.5%	2.5%	3.3%	4.5%	4.3%	3.8%	—	—

(1)
Includes current portion.

QuickLinks

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
PRESENTATION OF CERTAIN INFORMATION
Consolidated Income Statements (unaudited)
Consolidated Income Statements (unaudited)
Consolidated Balance Sheets (unaudited)
Consolidated Statements of Cash Flow (unaudited)
Notes to Consolidated Financial Statements Nine month period ended September 30, 2002
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS HIGHLIGHTS OF THE FIRST NINE MONTHS OF 2002
  Quantitative and Qualitative Disclosures About Market Risk